UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

AFH HOLDING II, INC.
(Exact name of registrant as specified in its corporate charter)

000-52682
(Commission File Number)

Delaware
(State or other jurisdiction of incorporation)

None
(IRS Employer Identification No.)

7486 La Jolla Boulevard, Suite 479
La Jolla, California 92037
(Address of principal executive offices)

(619) 659-9663
(Issuer's telephone number, including area code)

AFH HOLDING II, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms “the Company,” "we," "us" and "our" refer to AFH Holding II, Inc., a Delaware corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being delivered on or about October 9, 2007 to the holders of record of our common shares as of October 1, 2007.  Lauren Scott, our President, Secretary, sole director and sole shareholder, agreed to enter into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with AFH Holding and Advisory, LLC, a Nevada limited liability company (“AFH Holding”), whereby Ms. Scott will agree to sell and AFH Holding will agree to buy all 5,000,000 common shares that are issued and outstanding in the capital of our company (the “Shares”) in consideration for $12,500 (the “Purchase Price”).

The Stock Purchase Agreement will contemplate that, upon the closing of the Stock Purchase Agreement and compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), one new director will be appointed to our board of directors which, when appointed, will constitute a majority of the members of our board of directors.  The new director will be Amir Heshmatpour and he will not be appointed until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Exchange Act, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE STOCK PURCHASE AGREEMENT

AFH Holding and Advisory, LLC

AFH Holding was organized under the laws of Nevada, and its principal offices are located at 9595 Wilshire Boulevard, Suite 900, Beverly Hills, California 90212.  AFH Holding provides business advisory services.

Stock Purchase Agreement

Pursuant to the proposed Stock Purchase Agreement, AFH Holding is to acquire all of the issued and outstanding shares of our company held by Ms. Scott as of the closing date.

Conditions Precedent to the Closing of the Stock Purchase Agreement

As to be set out in the Stock Purchase Agreement, the closing of the Stock Purchase Agreement is subject to the satisfaction of certain conditions precedent, including, among others, the following:

1.	Ms. Scott and AFH Holding will have delivered a duly executed copy of the Stock Purchase Agreement, and all applicable exhibits and schedules thereto, to each other;

2.	Ms. Scott will have delivered a stock certificate(s) evidencing the Shares in negotiable form, duly endorsed in blank, or with stock transfer powers attached thereto (the “Share Certificates”);

3.	Ms. Scott and AFH Holding will have delivered any other document reasonably requested by the other party that such party deems necessary for the consummation of the stock purchase transaction;

4.	AFH Holding is satisfied with its due diligence investigation of the Company, in its sole discretion;

5.	The representations and warranties made by Ms. Scott and AFH Holding in the Stock Purchase Agreement shall be true and correct in all material respects; and

6.	AFH Holding will have delivered to Ms. Scott the Purchase Price.

Conditions Subsequent to the Closing of the Stock Purchase Agreement

As to be set out in the proposed Stock Purchase Agreement, the closing of the Stock Purchase Agreement is subject to the satisfaction of certain conditions subsequent, including, among others, the following:

1.	AFH Holding will have received the resignation of Ms. Scott as a director of our company; and

2.	Our company will appoint Amir Heshmatpour to the board of directors of our company.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of Our Company

On October 1, 2007, there were 5,000,000 common shares of our company issued and outstanding.  Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the Stock Purchase Agreement (“Pre-Closing”) as of October 1, 2007 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then current directors and named executive officers, and (iii) our then current officers and directors as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Pre-Closing Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Lauren Scott(2) P.O. Box 152112 San Diego, California 92195	5,000,000	100%
All Officers, Directors and persons owning more than 5% as a group	5,000,000	100%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 1, 2007.  As of October 1, 2007, there were 5,000,000 common shares issued and outstanding.

(2)	Ms. Scott is our President, Secretary and sole director.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the Stock Purchase Agreement and after compliance with applicable corporate and securities laws (“Post-Closing”) by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our Post-Closing directors and named executive officers; and (iii) our Post-Closing officers and directors as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Post-Closing Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
AFH Holding and Advisory, LLC 9595 Wilshire Boulevard, Suite 900 Beverly Hills, California 90212	5,000,000	100%
All Officers, Directors and persons owning more than 5% as a Group	5,000,000	100%

______________________

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

Change in Majority of Directors

There will be a change in the majority of our directors pursuant to the Stock Purchase Agreement.  After compliance with applicable corporate and securities laws, our board of directors will comprise Amir Heshmatpour.

CHANGE IN CONTROL

A change in control of our company will occur pursuant to the Stock Purchase Agreement.  After compliance with applicable corporate and securities laws, our board of directors will be comprised of Amir Heshmatpour and our sole shareholder will be AFH Holding.  Under the proposed Stock Purchase Agreement, AFH Holding will pay $12,500  to acquire all 5,000,000 issued and outstanding common shares of our company, which constitutes 100% of our voting securities, from Lauren Scott.

LEGAL PROCEEDINGS

There are no material proceedings to which any director, officer or affiliate of the issuer, any owner of record or beneficially of more than five percent (5%) of any class of voting securities of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the proposed Stock Purchase Agreement, our current board of directors will appoint Amir Heshmatpour to our board of directors upon closing.  Amir Heshmatpour, however, will not take office as a director until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Exchange Act, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current directors and executive officers.

Name, Place of Residence	Position Held	Age	Date First Appointed
Lauren Scott P.O. Box 152112 San Diego, California 92195	President, Secretary and Director	48	June 13, 2007

Business Experience

The following is a brief account of the education and business experience of the current director and executive officer during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which she was employed.

Lauren Scott – President, Secretary and Director

Ms. Scott is the founder of an apparel design and manufacturing company.  An entrepreneur and market innovator in the field of technology integrated apparel of a wide variety of children’s products and accessories, coupled with 23 years of hands-on design and management experience, Ms. Scott currently licenses a line of children’s apparel designs through the world’s largest pattern company, Vogue/Butterick/McCalls.  Ms. Scott has developed projects for the Annette Funicello Collectible line, QVC, as well as mass market and boutique private label brands of children’s wear.  LSCA designs can be found in major retailers, specialty catalogs and boutiques as well as an ever growing celebrity clientele among the little Hollywood set.

Other Directorships Held in Reporting Companies

Ms. Scott, our sole director, is also the officer and director of AFH Holding I, Inc.

Proposed Directors

The following table sets forth information regarding our proposed director, to take office as director upon compliance with Section 14(f) of Exchange Act, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer	Proposed Position with our Company	Age
Amir Heshmatpour 9595 Wilshire Boulevard, Suite 900 Beverly Hills, California 90212	President, Secretary and Director	41

Business Experience of Proposed Directors and Executive Officers

The following is a brief account of the business experience of each proposed director and executive officer who will take office upon our Company’s compliance with Section 14(f) of Exchange Act, and Rule 14f-1 thereunder, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

Amir Heshmatpour - Proposed President, Secretary and Director

Mr. Heshmatpour’s principal business occupation for the last five years has been as a private investor.  From 1994 until the end of 2002, he also served as Chairman and Chief Executive Officer of Metrophone Telecommunications, Inc.

Other Directorships Held in Reporting Companies

None.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

TRANSACTIONS WITH RELATED PERSONS

Other than the proposed transactions under the Stock Purchase Agreement, there are no transactions, since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three competed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Parents

We have no parent companies.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.  Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Director Independence

Our board of directors has determined that we do not have a board member that qualifies as "independent" as the term is used in Item 407(a)(1) of Regulation S-B under the Exchange Act and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Board Meetings and Committees

Our board of directors held no formal meetings since our incorporation.  All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Delaware and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have a policy with regard to board members’ attendance at annual meetings of security holders.

We do not have standing audit, nominating and compensation committees of the board of directors, or committees performing similar functions.

Audit Committee

We do not have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act, or a committee performing similar functions.  Our board of directors acts as our audit committee.

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-B under the Exchange Act.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.  In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

Nominating Committee

We do not have a standing nominating committee or committee performing similar functions.  We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

Compensation Committee

We do not have a standing compensation committee or committee performing similar functions.  Our board of directors believes that a standing compensation committee is unnecessary since our officers and directors do not receive any compensation for services rendered to the Company.

Shareholder Communications

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President and sole director at the address appearing on the first page of this Information Statement.

EXECUTIVE AND DIRECTOR COMPENSATION

The Company’s officer and director does not receive any compensation for her services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.  No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity.  The Company’s sole officer and director intends to devote no more than a few hours a week to our affairs.

The officer and director of the Company will not receive any finder’s fee, either directly or indirectly, as a result of her efforts to implement the Company’s business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

AFH HOLDING II, INC.

/s/ Lauren Scott

Lauren Scott

President

Dated:  October 9, 2007